# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NCR Atleos Corp, CIK 0001974138
CUSIP: 63001N106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 864 SPRING STREET NW, ATLANTA, Georgia (GA), 30308
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,709,720; sole dispositive power 0; shared dispositive power 3,724,561; aggregate amount beneficially owned 3,821,772 (5.2% of the class)
  Comment: The beneficial ownership calculation relies on the 73,800,000 outstanding shares disclosed in the Form 10-Q by the issuer on August 5, 2026, which reports share totals as of June 30, 2026.

## Item 1. Issuer
Name of issuer: NCR Atleos Corp
Address of issuer's principal executive offices: 864 SPRING STREET NW, ATLANTA, GEORGIA, 30308.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,821,772.00
Percent of class: 5.2%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 3,709,720.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 3,724,561.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Bank of America N.A., a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Merrill Lynch International, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J); Merrill Lynch Pierce Fenner & Smith, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); U.S. Trust Co of Delaware, a corporation which holding does not exceed one percent of the reported securities; and BofA Securities Europe SA, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (08/12/2026)